Exhibit 99.3

XX March 2013 Q2-2014 Financial Results Conference Call August 7th 2014

Q2-2014 Conference and webcast details 2 CEO David Reis CFO & COO Erez Simha VP, Investor Relations Shane Glenn Speakers Live Dial-in Information PRIMARY DIAL-IN: (877) 415-3180 INTERNATIONAL DIAL-IN: (857) 244-7323 PARTICIPANT PASSCODE: 84391755 PRIMARY DIAL-IN: (877) 415-3180 INTERNATIONAL DIAL-IN: (857) 244-7323 AVAILABLE FROM: 5/09/2014 12:30 PM ET AVAILABLE TO: 5/16/2014 11:59 PM ET PARTICIPANT PASSCODE: 84391755 ONLINE LIVE WEBCAST AND REPLAY: http://www.media-server.com/m/p/aeagor6k Replay Dial-in Information

Stratasys Forward looking statement 3 Certain information included or incorporated in this presentation may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition (including, with respect to the MakerBot, Solid Concepts and Harvest Technologies acquisitions) and all statements (other than statements of historical facts) that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the Company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as the ability to successfully put in place and execute an effective post-acquisition integration plan for MakerBot, Solid Concepts, Harvest Technologies and the Company’s other acquisitions; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and generally in the Company’s annual report for 2013 filed on Form 20-F and in other reports that the Company files with the SEC, including the “Risk Factors” described in our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on August 7, 2014. Readers are urged to carefully review and consider the various disclosures made in the Company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this presentation are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Reported record revenue, non-GAAP net income and EPS Strong 35% organic revenue growth driven by demand for higher-end systems and materials Significant investments in market development and improvements to organizational structure to support future growth Completed acquisitions of Solid Concepts and Harvest Technologies to significantly enhance parts services offering 4 Q2 Summary & Outlook Impressive MakerBot contribution of $33.6 million driven by new product launches and strong demand in the desktop segment Raised 2014 financial guidance and updated long-term operating model to reflect favorable outlook

Financial Results Stratasys Ltd. Non-GAAP ($ in millions unless noted otherwise) 5 Quarter Highlights: Revenue growth of 67% YOY Organic revenue growth of 35% YOY Non-GAAP gross margin increased to 59.8% Non-GAAP net income growth of 51% YOY MakerBot contributed $33.6 million in revenue Raised 2014 financial guidance and long-term revenue growth projection Q2-13 Q2-14 Change YOY Unit Sales 1,261 14,909 1,082.3% Total Revenue $106.7 $178.5 +67.3% Revenue/ Employee 0.087 0.084 -3.1% Gross Profit % margin 63.1 59.2% 106.7 59.8% +69.1% Operating Expenses % of sales 41.4 38.8% 78.0 43.7% +88.2% Operating Profit % margin 21.7 20.3% 28.8 16.1% +32.5% Pre-tax Profit % margin 21.8 20.5% 29.1 16.3% +33.2% Tax Rate 14.8% 3.8% -74.4% EBITDA 24.8 34.6 +39.5% Net Income % margin 18.6 17.4% 28.0 15.7% +50.8% EPS (Diluted) $0.45 $0.55 +21.2% Diluted Shares 41.1 51.2 +24.4%

Financial Results Revenue Stratasys Ltd. Non-GAAP ($ in millions) 6 Total Revenue - Quarter Total Revenue -Quarterly Trend Quarter Highlights: System revenue +108% YOY Consumable revenue +35% YOY Customer Support Revenue +59% YOY $90.4 $154.1 $16.3 $24.4 Q2-2013 Q2-2014 Product Service $82.8 $90.4 $108.3 $135.6 $129.5 $154.1 $15.4 $16.3 $17.7 $20.2 $21.7 $24.4 Q1-13 Q2-13 Q3-13 Q4-13 Q1-14 Q2-14 Product Service

Financial Results System Unit Sales1 Stratasys Ltd. 7 Total Units –Quarter Total Units –Quarterly Trend (1) Includes systems sold by Stratasys, Inc. in all periods; and units for MakerBot starting only on August 15, 2013 Quarter Highlights: MakerBot impact, including launch of Replicator Mini & Z18 Continued growth of the Objet500 Connex3 Color Multi-Material 3D Printer Production, Idea and Design Series strength 1,261 14,909 Q2-2013 Q2-2014 System Unit Sales System Unit Sales 1,168 1,261 5,925 10,963 8,802 14,909 Q1 '13 Q2 '13 Q3 '13 Q4 '13 Q1-14 Q2-14 System Unit Sales System Unit Sales

63.9% 62.9% 62.3% 62.9% 63.5% 61.9% 32.1% 38.5% 37.6% 41.9% 45.8% 46.3% 59.0% 59.2% 58.8% 60.2% 60.9% 59.8% Q1 '13 Q2 '13 Q3 '13 Q4 '13 Q1 '14 Q2 '14 Product Gross Margin Service Gross Margin Total Gross Margin Gross Margin – Quarterly Trend ($ in millions unless noted otherwise) Q2-13 Q2-14 % Change YOY Product Revenue % of sales $90.4 84.7% $154.1 86.3% +70.4% Service Revenue % of sales 16.3 15.3% 24.4 13.7% +49.8% Product Gross Profit % margin 56.9 62.9% 95.4 61.9% +67.9% Service Gross Profit % margin 6.3 38.5% 11.3 46.3% +80.0% Total Gross Profit % margin 63.1 59.2% 106.7 59.8% +69.1% Financial Results Gross Profit Stratasys Ltd. Non-GAAP 8 Quarter Highlights: Strong sales of higher-margin products and services Improved overhead coverage on services business

($ in millions unless noted otherwise) Q2-13 Q2-14 % Change YOY R&D Expense % of sales 9.5 8.9% 17.6 9.9% +85.9% SG&A Expense % of sales 31.9 29.9% 60.3 33.8% +89.0% Total Operating Exp. % of sales 41.4 38.8% 78.0 43.7% +88.2% Total Operating Profit % margin 21.7 20.3% 28.8 16.1% +32.5% 10.1% 8.9% 9.5% 9.9% 10.1% 9.9% 28.2% 29.9% 30.1% 30.1% 35.8% 33.8% 20.7% 20.3% 19.2% 20.2% 15.1% 16.1% Q1 '13 Q2 '13 Q3 '13 Q4 '13 Q1 '14 Q2 '14 R&D Expenses (% of sales) SGA Expenses (% of sales) Operating Margin Operating Profit Analysis – Quarterly Trend Financial Results Operating Profit Stratasys Ltd. Non-GAAP 9 Quarter Highlights: Significant investments in MakerBot product development Investing for future growth

Financial Results Revenue Geographic Mix Stratasys Ltd. Non-GAAP 10 North America, 53% EMEA, 24% APAC, 21% Other, 2% Geographic Sales Q2-2014 North America, 52% EMEA, 27% APAC, 19% Other, 2% Geographic Sales Q2-2013 Quarter Highlights: Strong growth in all regions Majority of MakerBot revenue generated in North America

Financial Results Balance Sheet Summary Stratasys Ltd. ($ in millions unless noted otherwise) 11 Selected balance sheet items ($ in millions) Q1-14 Q2-14 Cash , Cash Equivalents & Inv. $607.5 $577.9 Accounts Receivable 106.0 113.6 Inventories 99.8 114.3 Net Working Capital 712.8 717.2 Highlights $577.9 M in cash and cash equivalents & bank deposits $4.8 M net operating cash flow for Q2 2014 Increased inventory for supply flexibility and new product introductions

12 Financial Results & Projections Stratasys Ltd. Non-GAAP ($ in millions unless noted otherwise) * Periods prior to 2013 are pro forma including Objet, Ltd. $277 $359 $487 $0.94 $1.49 $1.84 $2.25 - $2.35 FY11 FY12 FY13 FY14 (guidance) Revenue (millions) EPS $750 - $770

Fiscal 2014 Financial Guidance Revenue (M) $750 - $770 Non-GAAP Diluted EPS $2.25 - $2.35 Financial Guidance Revenue and Earnings Guidance Stratasys Ltd. Non-GAAP 13

Revenue growth Operating margin1 Net income margin1 Effective tax rate1 +25% 18% -23% of sales 10% -15% 16% - 21% of sales Financial Guidance Long-Term Target Operating Model Stratasys Ltd. Non-GAAP 14 1 Non-GAAP.

Stratasys Market Opportunity 15 Source: Wohlers Associates, Inc. $3.1B 2013 - Actual Estimated Global Market for Additive Manufacturing Products and Services $12.5B 2018 2020 $21.0B

Stratasys Strategic Imperatives 16 Lead in Prototyping Introduce Niche Vertical Applications Expand the Direct Digital Manufacturing (DDM) Business Accelerate New Solutions to the Market Improve 3D Printing Accessibility Improve Customer Intimacy

Stratasys Solid Concepts & Harvest Technologies Update 17 Integration will occur over approximately 18 months Phase 1: Sales, marketing, and business development into one unified group Phase 2: Create single, unified company with one brand and cohesive, fullyintegrated operation Transactions are expected to be modestly accretive to non-GAAP EPS in 2014 Creates Leading Strategic Platform Provides Stratasys with Significant Additive Manufacturing and End-Use Parts Production Capabilities, Infrastructure, Capacity and Process Knowhow

Stratasys Solid Concepts & Harvest Technologies Update 18 Operate as a Growing, Profitable Business Unit Within SSYS Cross Selling Synergies Establish a Fulfillment Platform for Expanding EUP Strategy Parts Sell 3D Printers 3D Printers Sell Parts

Disrupting Enterprise Processes: Direct Digital Manufacturing 19 Stratasys products and solutions disrupt business processes Additive manufacturing eliminates the restrictions that subtractive methods impose Additive Manufacturing significantly disrupts the economic formulas associated with Mass Production Additive manufacturing also requires significantly fewer processing steps, less assembly, and minimizes waste Design 3-14 Days Design 3-14 Days Print 1 Day Assemble 0-5 Days Assemble 5 Days Machine 1-10 Days Waiting for Parts Delivery 30-40 Days Traditional Additive Source: Company Estimates

Solutions and Applications: Augmented Manufacturing 20 Sheet Metal Forming Injection Molding Assembly Guides Production Line Jigs Inspection Jigs Stratasys Augmented Manufacturing Solutions Provide Clear ROI: Approximately 80% of Fortus system owners produce molds, patterns, jigs and fixtures Customers have ability to reduce lead times by 40-90% Cost savings for final part can be up to 70-90% Assembly Jigs Source: Company Estimates

Solutions and Applications: Prototyping 21 Objet500 Connex3 Color Multi-material 3D Printer Positive Customer Feedback Strong Demand Unmatched ability to combine color and multiple-materials in a single build Expanded color and material range

Solutions and Applications: Dental 22 The Stratasys Dental Advisory Board will pursue the following objectives: Support research and development of Stratasys dental technologies and materials Promote education and development for digital dental and orthodontic lab professionals Forge relationships with industry organizations and allied dental technology Promote Stratasys to relevant industry groups, service providers and labs Share best practices that enable 3D printing technologies to take on a wider role FrameWorx CrownWorx Stratasys Dental Solutions: 6 specialized systems and 5 advanced materials

Solutions and Applications: Education 23 Second Quarter Education Highlights: Major U.S. school district: Eight uPrint Plus systems to equip local high schools Public university biomedical department: Connex 350, Fortus 400mc and Fortus 250mc to add to lab that already has six Mojos, a Fortus 250mc, Dimension Elite, and Objet 30 Florida Polytechnic University: over 55 MakerBot 3D printers and scanners, as well as a Dimension SST 1200es as part of the largest MakerBot Innovation Center installation to date

24

MakerBot Update:

New Products

MAKERBOT REPLICATOR 3D PRINTERS

FIFTH GENERATION


MakerBot Replicator Mini

MAKERBOT
REPLICATOR MINI


MakerBot Replicator

MAKERBOT
REPLICATOR


MakerBot Replicator Z18

MAKERBOT
REPLICATOR Z18

Stratasys
FOR A 3D WORLD

25

MakerBot Update:

Additions to 3D Printing Ecosystem

MakerBot PrintShop

✓ Easy-to-use iPad app with intuitive interface for creating custom 3D prints

MakerBot Developer Program

✓ Tools and resources for developers to integrate with the expanding MakerBot 3D Ecosystem

MakerBot Digital Store Content

✓ Content agreements providing branded premium content that is print-verified and available for purchase






SESAME STREET

Stratasys
FOR A 3D WORLD

26

MakerBot Update:

Distribution and Channel

Home Depot
- ✓ MakerBot 5th Generation 3D Printers pilot test in several stores

TechData
- ✓ Master distributor for North America

Anatek
- ✓ MakerBot's first reseller in Central America

Stratasys Japan
- ✓ Distributor for MakerBot products in Asia

MakerBot Europe
- ✓ Result of the acquisition of German partner, HAFNER'S BÜRO.


MakerBot

Tech Data®

The Difference in Distribution™


MakerBot
Now setting the standard
in reliable desktop 3D printing
on both sides of the Atlantic!

Stratasys
FOR A 3D WORLD™

Stratasys: Investing in Organizational Structure 27 Investments in innovation New products and channel development Scalable corporate infrastructure Positioning to lead the market

Record Q2 results as market demand remains strong Continue to observe strong demand for higher-performance systems and materials, as well as impressive contribution from MakerBot products Successfully closed acquisitions to create comprehensive parts services offering for customers and drive incremental growth opportunities Enhancing organizational structure through strategic investments including channel development, and targeted M&A activity 28 Summary & Outlook Observed increased adoption in key markets including manufacturing, prototyping, dental and education Raised 2014 financial guidance and long term revenue growth projection to reflect favorable business environment and long term outlook

XX March 2013 We are Stratasys We shape lives by revolutionizing the way things are made We are innovation We are fearless leaders We are customer driven Our quality matters Our people make the difference

30 Reconciliation of GAAP to Non-GAAP Results of Operations Stratasys Ltd. Combined ($ in thousands except per share data) Q2-13 Q2-13 Q2-14 Q2-14 GAAP Adjustments Non-GAAP GAAP Adjustments Non-GAAP Net sales Products 90,213 $ 199 $ 90,412 $ 154,090 $ - $ 154,090 $ Services 16,272 - 16,272 24,375 - 24,375 Cost of sales Products 45,731 (12,171) 33,560 73,394 (14,739) 58,655 Services 10,349 (343) 10,006 13,437 (340) 13,097 Gross profit 50,405 12,713 63,118 91,634 15,079 106,713 Operating expenses Research and development, net 10,337 (846) 9,491 18,957 (1,318) 17,639 Selling, general and administrative 42,665 (10,748) 31,917 77,929 (17,617) 60,312 Change in fair value of earn-out obligations - - - 628 (628) - Operating income (loss) (2,597) 24,307 21,710 (5,880) 34,642 28,762 Other income 138 - 138 337 - 337 Income (loss) before income taxes (2,459) 24,307 21,848 (5,543) 34,642 29,099 Income taxes (benefit) 326 2,916 3,242 (5,370) 6,475 1,105 Net income (loss) (2,785) 21,391 18,606 (173) 28,167 27,994 Net income attributable to non-controlling interest 15 25 40 - - - Net income (loss) attributable to Stratasys Ltd. (2,800) $ 21,366 $ 18,566 $ (173) $ 28,167 $ 27,994 $ EPS (Diluted) (0.07) $ 0.45 $ (0.00) $ 0.55 $

31 Reconciliation of Non-GAAP Adjustments Stratasys Ltd. Combined Q2-13 Q2-14 Net sales, products Deferred revenue purchase price 199 $ - $ Cost of sales, products Acquired intangible assets amortization (11,780) (14,029) Non-cash stock-based compensation expense (314) (710) Merger related expense (77) - (12,171) (14,739) Cost of sales, services Non-cash stock-based compensation expense (318) (324) Merger related expense (25) (16) (343) (340) Research and development, net Non-cash stock-based compensation expense (846) (885) Performance bonus expense - (347) Merger related expense - (86) (846) (1,318) Selling, general and administrative Acquired intangible assets amortization (2,425) (5,507) Non-cash stock-based compensation expense (3,881) (5,159) Merger and acquisition related expense (4,442) (4,352) Performance bonus expense - (2,599) (10,748) (17,617) Change in fair value of earn-out obligation Change in Earn-out obligation - (628) Income taxes Tax expense related to non-GAAP adjustments 2,916 6,475 Net income attributable to non-controlling interest Depreciation and amortization expense attributable to non-controlling interest 25 - Net income 21,366 $ 28,167 $